UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Cibus, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 per share

(Title of Class of Securities)

17166A 101

(CUSIP Number)

Mark T. Finn

c/o Cibus, Inc.

6455 Nancy Ridge Drive

San Diego, CA 92121

(858) 450-0008

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 17166A 101

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1	NAME OF REPORTING PERSONS Mark T. Finn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,560(1)
	8	SHARED VOTING POWER 2,794,262(2)
	9	SOLE DISPOSITIVE POWER 78,560(1)
	10	SHARED DISPOSITIVE POWER 2,794,262(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,872,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%(3)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of 65,212 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and 13,348 shares of Class A Common Stock issuable upon conversion of Class B common stock, par value $0.0001 per share (“Class B Common Stock”). Shares of Class B Common Stock have full voting, but no economic rights and are generally exchangeable, as a paired unit together with an equal number of membership units (“Cibus Global Common Units”), of Cibus Global, LLC (“Cibus Global”), for shares of Class A Common Stock on a one-for-one basis, or, subject to certain restrictions, the cash equivalent with respect to all or a portion thereof, based on a volume-weighted average price of a share of Class A Common Stock pursuant to the terms of the Exchange Agreement, dated May 31, 2023 (the “Exchange Agreement”), by and among Cibus, Inc. (the “Issuer”), Cibus Global, and the holders (the “Electing Members”) of Class B Common Stock and Cibus Global Common Units (collectively, “Up-C Units”).

(2)

Consists of (i) 13,405 shares of Class A Common Stock and 12,048 shares of Class A Common Stock issuable upon conversion of Class B Common Stock held of record by Delta III Partners, LLC, for which Mark Finn and Jonathan Finn serve as managing members and (ii) 1,143,949 shares of Class A Common Stock held of record by New Ventures I Holdings, LLC (“New Ventures I Blocker”), whose sole owner is New Ventures I, LLC (“New Ventures I”). New Ventures I Blocker was established by private funds managed by BV Partners, LLC, for which Mark Finn serves as one of two managing members. Mark Finn holds direct voting and dispositive power over the shares held by the funds managed by BV Partners, LLC. Mark Finn disclaims beneficial ownership of the shares held by such private funds except to the extent of his pecuniary interest therein. Also consists of 118,893 shares of Class A Common Stock and 1,505,967 shares of Class A Common Stock issuable upon conversion of Class B Common Stock held of record by New Ventures Agtech Solutions, LLC (“New Ventures Agtech”), whose Managing Member is New Ventures Agtech Solutions Manager, LLC (“New Ventures Agtech Manager”). The sole member of New Ventures Agtech Manager is Vantage Consulting Group, Inc., for which Mark Finn serves as Chief Executive Officer and Chairman of its board of directors. Mark Finn and Jonathan Finn are the sole managing members of New Ventures Agtech Manager and share voting and dispositive power.

(3)

The total outstanding shares of Class A Common Stock of the Issuer used in calculating the percent of class assumes the conversion of all of Mark Finn’s Class B Common Stock into Class A Common Stock, resulting in a total of 19,133,244 shares of Class A Common Stock outstanding (which reflects the sum of (x) 17,601,881 shares of Class A Common Stock outstanding as of May 31, 2023, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2023, and (y) 1,531,363 shares of Class A Common Stock issuable on conversion of Mark Finn’s Class B Common Stock).

CUSIP: 17166A 101

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1	NAME OF REPORTING PERSONS Jonathan Finn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,206
	8	SHARED VOTING POWER 2,794,262(1)
	9	SOLE DISPOSITIVE POWER 1,206
	10	SHARED DISPOSITIVE POWER 2,794,262(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,795,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 13,405 shares of Class A Common Stock and 12,048 shares of Class A Common Stock issuable upon conversion of Class B Common Stock held of record by Delta III Partners, LLC, for which Mark Finn and Jonathan Finn serve as managing members and (ii) 1,143,949 shares of Class A Common Stock held of record by New Ventures I Blocker, whose sole owner is New Ventures I. New Ventures I Blocker was established by private funds managed by BV Partners, LLC, for which Jonathan Finn serves as one of two managing members. Jonathan Finn holds direct voting and dispositive power over the shares held by the funds managed by BV Partners, LLC. Jonathan Finn disclaims beneficial ownership of the shares held by such private funds except to the extent of his pecuniary interest therein. Also consists of 118,893 shares of Class A Common Stock and 1,505,967 shares of Class A Common Stock issuable upon conversion of Class B Common Stock held of record by New Ventures Agtech, whose Managing Member is New Ventures Agtech Manager. The sole member of New Ventures Agtech Manager is Vantage Consulting Group, Inc., for which Jonathan Finn serves as Executive Vice President. Mark Finn and Jonathan Finn are the sole managing members of New Ventures Agtech Manager and share voting and dispositive power.

(2)

The total outstanding shares of Class A Common Stock of the Issuer used in calculating the percent of class assumes the conversion of all of Jonathan Finn’s Class B Common Stock into Class A Common Stock, resulting in a total of 19,119,896 shares of Class A Common Stock outstanding (which reflects the sum of (x) 17,601,881 shares of Class A Common Stock outstanding as of May 31, 2023, as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on June 1, 2023, and (y) 1,518,015 shares of Class A Common Stock issuable on conversion of Jonathan Finn’s Class B Common Stock).

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1	NAME OF REPORTING PERSONS New Ventures I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,143,949(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,143,949(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,143,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 1,143,949 shares of Class A Common Stock held of record by New Ventures I Blocker, whose sole owner is New Ventures I. In connection with the closing of the Transactions (as defined below), New Ventures I Blocker merged with and into Calyxt (as defined below), with New Ventures I Blocker ceasing to exist and Calyxt surviving. The limited liability interests of New Ventures I Blocker were cancelled and converted into the right of New Ventures I to receive 1,143,949 shares of Class A Common Stock at the effective time of the New Ventures I Blocker merger.

(2)	Calculated using 17,601,881 shares of Class A Common Stock of the Issuer outstanding as of May 31, 2023, as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on June 1, 2023.

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Item 1.	Security and Issuer.

The title and the class of equity securities to which this statement on Schedule 13D (“Schedule 13D”) relates are the shares of Class A Common Stock of the Issuer, whose principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, CA 92121.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed jointly by (i) Mark Finn, (ii) Jonathan Finn and (iii) New Ventures I (collectively, the “Reporting Persons”).

(b) The principal business address of each of the Reporting Persons is c/o Vantage Consulting Group, Inc. 3500 Pacific Avenue, Virginia Beach, Virginia 23451.

(c) Mark Finn is the Chief Executive Officer and Chairman of Vantage Consulting Group, Inc.’s board of directors. Jonathan Finn is the Executive Vice President of Vantage Consulting Group, Inc. The principal business of New Ventures I is investing in a diversified portfolio of U.S. and non-U.S. biopharmaceutical and biotechnology companies as well as healthcare processing companies.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mark Finn and Jonathan Finn are citizens of the United States. New Ventures I is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 31, 2023, the Issuer (formerly Calyxt, Inc.) (prior to the completion of the business combination, “Calyxt”) completed its business combination in accordance with the terms of the Agreement and Plan of Merger, dated as of January 13, 2023, as amended by the First Amendment thereto, dated as of April 14, 2023 (as amended, the “Merger Agreement,” and the transactions contemplated thereby, the “Transactions”), by and among Calyxt, Calypso Merger Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of Calyxt (“Merger Subsidiary”), Cibus Global, and certain blocker entities party thereto (collectively, the “Blockers”).

Upon closing of the Transactions, Calyxt was renamed “Cibus, Inc.”, the Issuer’s Amended and Restated Certificate of Incorporation was amended such that the Issuer had two classes of common stock (Class A Common Stock and Class B Common Stock), and Calyxt’s existing common stock remained as Class A Common Stock.

The Reporting Persons were equity holders of Cibus Global prior to the closing of the Transactions. Mark Finn acquired 1,341,459 shares of Class A Common Stock and 1,531,363 shares of Class B Common Stock on May 31, 2023 in connection with the Transactions. Jonathan Finn acquired 1,277,453 shares of Class A Common Stock and 1,518,015 shares of Class B Common Stock on May 31, 2023 in connection with the Transactions. New Ventures I acquired 1,143,949 shares of Class A Common Stock on May 31, 2023 in connection with the Transactions.

The foregoing references to and descriptions of the Merger Agreement and Transactions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement, attached hereto as Exhibits 1.01 and 1.02.

CUSIP: 17166A 101

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Item 4. Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

Mark Finn serves as a member of the board of directors of the Issuer and, in such capacity, has influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Jonathan Finn is the son of Mark Finn.

As described in Item 3 above, the Reporting Persons acquired the shares of Class A Common Stock and Class B Common Stock in connection with the Transactions. The Reporting Persons presently consider the shares of Class A Common Stock and Class B Common Stock as an investment and intend to review their investment on an ongoing basis, taking into account a number of factors, including, without limitation, general market and economic conditions. Such continuing review may result in the Reporting Persons acquiring additional shares of Class A Common Stock in the open market or in privately negotiated transactions, maintaining their holdings at current levels or selling all or a portion of holdings in the open market or in privately negotiated transactions. Any transactions conducted by the Reporting Persons will be subject to the Lock-Up Agreement described in Item 6 of this Schedule 13D and the Issuer’s Insider Trading Policy.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of May 31, 2023, based upon 17,601,881 shares of Class A Common Stock outstanding as of May 31, 2023, giving effect to the 1-for-5 reverse stock split of Calyxt’s common stock on May 31, 2023 and immediately following the closing of the Transactions, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Mark T. Finn	2,872,822	15.0%	78,560	2,794,262	78,560	2,794,262
Jonathan Finn	2,795,468	14.6%	1,206	2,794,262	1,206	2,794,262
New Ventures I, LLC	1,143,949	6.5%	1,143,949	0	1,143,949	0

Mark Finn may be deemed the beneficial owner of 2,872,882 shares of Class A Common Stock, which includes (i) 65,212 shares of Class A Common Stock and 13,348 shares of Class A Common Stock issuable upon conversion of Class B Common Stock and (ii) the shares with which Mark Finn shares voting and dispositive power with Jonathan Finn.

Jonathan Finn may be deemed the beneficial owner of 2,795,468 shares of Class A Common Stock, which includes (i) 1,206 shares of Class A Common Stock and (ii) the shares with which Jonathan Finn shares voting and dispositive power with Mark Finn.

Each of Mark Finn and Jonathan Finn may be deemed the beneficial owner of (i) 13,405 shares of Class A Common Stock and 12,048 shares of Class A Common Stock issuable upon conversion of Class B Common Stock held of record by Delta III Partners, LLC, for which Mark Finn and Jonathan Finn serve as managing members, and (ii) 1,143,949 shares of Class A Common Stock held of record by New Ventures I Blocker, whose sole owner is New Ventures I. New Ventures I Blocker was established by private funds managed by BV Partners, LLC, for which Mark Finn and Jonathan Finn serve as the two managing members. Mark Finn and Jonathan Finn hold direct voting and dispositive power over the shares held by the funds managed by BV Partners, LLC. Mark Finn and Jonathan Finn disclaim beneficial ownership of the shares held by such private funds except to the extent of his respective pecuniary interest therein. Each of Mark Finn and Jonathan Finn may also be deemed the beneficial owner of 118,893 shares of Class A Common Stock and 1,505,967 shares of Class A Common Stock issuable upon conversion of Class B Common Stock held of record by New Ventures Agtech, whose Managing Member is New Ventures Agtech Manager. The sole member of New Ventures Agtech Manager is Vantage Consulting Group, Inc., for which Mark Finn serves as Chief Executive Officer and Chairman and Jonathan Finn serves as Executive Vice President. Mark Finn and Jonathan Finn are the sole managing members of New Ventures Agtech Manager and share voting and dispositive power. Shares of Class B Common Stock have full voting, but no economic rights and are generally exchangeable, as a paired interest together with an equal number of Cibus Global Common Units, for shares of

CUSIP: 17166A 101

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Class A Common Stock on a one-for-one basis, or, subject to certain restrictions, the cash equivalent with respect to all or a portion thereof, based on a volume-weighted average price of a share of Class A Common Stock pursuant to the terms of the Exchange Agreement.

(c) Except as described in this Schedule 13D, during the past 60 days the Reporting Persons have not effected any transactions in the shares of Class A Common Stock.

(d) Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Cibus Global Support Agreement

Concurrently with the execution of the Merger Agreement and as a condition to Calyxt entering into the Merger Agreement, Calyxt entered into support agreements (the “Cibus Global Support Agreements”) with certain of Cibus Global’s equity holders, directors and officers (the “Cibus Global Supporting Unitholders”) who, collectively and in the aggregate as of January 13, 2023, held voting power of approximately 54.3% of the outstanding Cibus Global membership units (the “Subject Units”). Pursuant to the terms of the Cibus Global Support Agreements, the Cibus Global Supporting Unitholders agreed to take certain actions to support the Transactions, including not transferring the Subject Units during the term of the Cibus Global Support Agreements except under specified circumstances and voting (or acting by written consent) all of its Subject Units in favor of the Mergers and the other Transactions, against any alternative acquisition proposals and to convert all outstanding pre-closing Cibus Global preferred units into pre-closing Cibus Global voting common units on a one-for-one basis.

The Cibus Global Support Agreements also contained customary termination provisions, including termination with respect to a given Cibus Global Supporting Unitholder in the event of any modification or amendment to the Merger Agreement in a manner that reduced the amount or changed the form of merger consideration payable to such Cibus Global Supporting Unitholder or otherwise adversely affected the Cibus Global Supporting Unitholder in any material respect without his, her or its prior written approval.

The foregoing summary of the Cibus Global Support Agreements is not complete and is qualified in its entirety by the full text of the form of Cibus Global Support Agreement attached hereto as Exhibit 1.03 and incorporated herein by reference.

Lock-Up Agreement

On June 1, 2023, the newly appointed directors, including Mark Finn, and certain officers of the Issuer entered into lock-up agreements pursuant to which they agreed, for a period of six months, not to transfer 90% of the shares of Class A Common Stock or any security convertible into or exercisable for shares of Class A Common Stock they held immediately after the closing of the Transactions, subject to customary exemptions (the “Lock-Up Agreements”).

The foregoing summary of the Lock-Up Agreements is not complete and is qualified in its entirety by the full text of the form of Lock-Up Agreement attached hereto as Exhibit 1.04 and incorporated herein by reference.

Registration Rights Agreement

On May 31, 2023, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Electing Members in connection with the Transactions. The Registration Rights Agreement provides the Electing Members certain registration rights whereby, at any time following the consummation of the Transactions and the expiration of any related lock-up period, the Electing Members can require the Issuer to register under the Securities Act of 1933, as amended, shares of Class A Common Stock issuable to them upon exchange of the Up-C Units.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by the full text of the Registration Rights Agreement attached hereto as Exhibit 1.05 and incorporated herein by reference.

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Exchange Agreement

On May 31, 2023, in connection with the Transactions, the Issuer entered into the Exchange Agreement with Cibus Global and the Electing Members pursuant to which, subject to the procedures and restrictions therein, the holders of Up-C Units (or certain permitted transferees thereof) have the right from time to time from, and after the effectiveness of a Registration Statement on Form S-3 to be filed by the Issuer pursuant to the terms and conditions of the Registration Rights Agreement, to exchange their Up-C Units on a one-for-one basis, for shares of Class A Common Stock (the “Exchange”); provided, that, subject to certain exceptions, the Issuer, at its sole election, subject to certain restrictions, may, other than in the case of certain secondary offerings, instead settle all or a portion of the Exchange in cash based on a volume weighted average price of a share of Class A Common Stock. The Exchange Agreement provides that, as a general matter, a holder of Up-C Units will not have the right to exchange Up-C Units if the Issuer determines that such exchange would be prohibited by law or regulation or would violate other agreements with the Issuer and its subsidiaries to which the holder of Up-C Units may be subject, including the Cibus Global Amended Operating Agreement (as defined below). Additionally, the Exchange Agreement contains restrictions on redemptions and exchanges intended to prevent Cibus Global from being treated as a “publicly traded partnership” for U.S. federal income tax purposes. These restrictions are modeled on certain safe harbors provided for under applicable U.S. federal income tax law. The Issuer may impose additional restrictions on exchanges that it determines to be necessary or advisable so that Cibus Global is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

The foregoing description of the Exchange Agreement is not complete and is qualified in its entirety by the full text of the Exchange Agreement attached hereto as Exhibit 1.06 and incorporated herein by reference.

Tax Receivable Agreement

On May 31, 2023, in connection with the Transactions, the Issuer entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”), pursuant to which the Issuer generally is required to pay to the Electing Members party to the Tax Receivable Agreement, in the aggregate, 85% of the net income tax savings that the Issuer actually realizes (or in certain circumstances, is deemed to realize) as a result of (i) certain favorable tax attributes that the Issuer acquired from the Blockers in the Blocker mergers (including net operating losses), (ii) increases to the Issuer’s allocable share of the tax basis of Cibus Global’s assets resulting from future redemptions or exchanges of Cibus Global Common Units for shares of Class A Common Stock or cash, (iii) tax attributes resulting from certain payments made under the Tax Receivable Agreement, and (iv) deductions in respect of interest under the Tax Receivable Agreement. The payment obligations under the Tax Receivable Agreement are the Issuer’s obligations and not obligations of Cibus Global.

The foregoing description of the Tax Receivable Agreement is not complete and is qualified in its entirety by the full text of the Tax Receivable Agreement attached hereto as Exhibit 1.07 and incorporated herein by reference.

Cibus Global Amended Operating Agreement

On May 31, 2023, in connection with the Transactions, Cibus Global’s second amended and restated limited liability company agreement was amended and restated to be in the form attached hereto as Exhibit 1.08 (the “Cibus Global Amended Operating Agreement”).

Rights of the Units. The Cibus Global Common Units are entitled to share in the profits and losses of Cibus Global and to receive distributions as and if declared by the Issuer, in its capacity as the managing member of Cibus Global (the “Cibus Global Managing Member”), and generally have no voting rights.

Management. Cibus Global is managed by the Cibus Global Managing Member. The Cibus Global Managing Member has the sole vote on all matters that require a vote of the manager under the Cibus Global Amended Operating Agreement or applicable law. The business, property and affairs of Cibus Global are managed solely by the Cibus Global Managing Member, and the Cibus Global Managing Member cannot be removed or replaced without the consent of the Cibus Global Managing Member. The Cibus Global Amended Operating Agreement cannot be amended, restated or modified without the consent of the Cibus Global Managing Member. The Cibus Global Managing Member may designate officers of Cibus Global and may delegate to such officers or others the authority to act on behalf of Cibus Global.

Distributions. The Cibus Global Managing Member may, in its sole discretion, authorize distributions to the holders of Cibus Global Common Units to the extent there is Available Cash (as defined in the Cibus Global Amended Operating Agreement). Subject to provisions in the Cibus Global Amended Operating Agreement governing tax distributions to the members of Cibus Global, all such distributions will be made pro rata in accordance with the number of Cibus Global Common Units held by the members. Upon the dissolution of Cibus Global, all net proceeds in connection with the dissolution would be distributed pro rata in accordance with each member’s number of Cibus Global Common Units.

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The holders of Cibus Global Common Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Cibus Global. Net profits and net losses of Cibus Global will generally be allocated to its members pro rata in accordance with the percentages of their respective ownership of Cibus Global Common Units. The Cibus Global Amended Operating Agreement provides for pro rata cash distributions to the holders of Cibus Global Common Units for purposes of funding their tax obligations in respect of the taxable income of Cibus Global that is allocated to them. Generally, these tax distributions will be computed based on Cibus Global’s estimate of net taxable income of Cibus Global allocable to each holder of Cibus Global Common Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate (including the tax imposed under Section 1411 of the Internal Revenue Code of 1986, as amended (the “Code”) on net investment income) for a taxable year prescribed for an individual or corporate resident of New York, New York (whichever results in the application of the highest state and local tax rate for a given type of income), and taking into account (a) the limitations imposed on the deductibility of expenses and other items, (b) the character (e.g., long-term or short-term capital gain or ordinary or exempt income) of the applicable income, and (c) the deductibility of state and local income taxes, to the extent applicable (and with any dollar limitation on state and local income tax deductibility assumed to be exceeded), but not taking into account any deduction under Section 199A of the Code or any similar state or local law, as determined in good faith by the Cibus Global Managing Member. As a result of (i) potential differences in the amount of net taxable income allocable to the Issuer and the other holders of Cibus Global Common Units, (ii) the lower tax rate applicable to corporations than individuals, and (iii) the use of an assumed tax rate in calculating Cibus Global’s distribution obligations, the Issuer may receive tax distributions significantly in excess of its tax liabilities and obligations to make payments under the Tax Receivable Agreement.

Transfer Restrictions. Transfers of Cibus Global Common Units will require the prior consent of the Cibus Global Managing Member for such transfers, except in specified cases, including (i) certain transfers to permitted transferees under certain conditions and (ii) exchanges of the Up-C Units for shares of Class A Common Stock or cash pursuant to the Exchange Agreement.

The foregoing description of the Cibus Global Amended Operating Agreement is not complete and is qualified in its entirety by the full text of the Cibus Global Amended Operating Agreement attached hereto as Exhibit 1.08 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

1.01	Agreement and Plan of Merger, dated January 13, 2023, by and among Calyxt, Inc., Calypso Merger Subsidiary, LLC, Cibus Global, LLC and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 17, 2023).
1.02	First Amendment to Agreement and Plan of Merger, dated as of April 14, 2023, by and among Calyxt, Inc. and Cibus Global, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 14, 2023).
1.03	Form of Cibus Global Support Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 17, 2023).
1.04	Form of Lock-Up Agreement (filed herewith).
1.05	Registration Rights Agreement, dated May 31, 2023, by and among Cibus, Inc. and each of the persons identified on the Schedule of Investors attached thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 1, 2023).
1.06	Exchange Agreement, dated May 31, 2023, by and among Cibus, Inc., Cibus Global, LLC and each of the other persons identified on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 1, 2023).
1.07	Tax Receivable Agreement, dated May 31, 2023, by and among Cibus, Inc., Rory Riggs and each of the other persons identified on the signature pages thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 1, 2023).
1.08	Cibus Global Amended Operating Agreement, dated May 31, 2023, by and among Cibus, Inc., Cibus Global, LLC and the Members set forth on Exhibit A attached thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on June 1, 2023).
1.09	Joint Filing Agreement, dated as of June 12, 2023, by and between the Reporting Persons (filed herewith).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2023

/s/ Mark T. Finn
Mark T. Finn

/s/ Jonathan Finn
Jonathan Finn

NEW VENTURES I, LLC

By:	/s/ Mark T. Finn
	Name:	Mark T. Finn
	Title:	Managing Member of BV Partners, LLC, acting
as Managing Member of New Ventures I, LLC